Delta Oil & Gas, Inc.
2600 144 4th Avenue S.W.
Calgary, Alberta  T2P 3N4

February 3, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: John W. Madison
Attorney, Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Delta Oil & Gas, Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-153880

Dear Mr. Madison:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 to 11:00 a.m. Eastern Standard Time on February 6, 2009, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Delta Oil & Gas, Inc.

By: /s/    Douglas N. Bolen
Douglas N. Bolen
Chief Executive Officer